UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-00944
POSSIS MEDICAL, INC.
(Exact name of registrant as specified in its charter)
9055 Evergreen Boulevard N.W.
Minneapolis, Minnesota 55433
(763) 780-4555
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Common Stock, par value $.40 per share
(Including associated Series A Junior Participating Preferred Share Purchase Rights)
(Title of each class of security covered by this Form)
None
(Titles of all other classes of securities for which a
duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One.
Pursuant to the requirements of the Securities Exchange Act of 1934, Possis Medical, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 3, 2008	By:	/s/ ROBERT M. LUCAS

		Title:	Secretary

		Name:	Robert M. Lucas